SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nano Labs Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.0002 per share

Class B ordinary shares, par value US$0.0002 per share

(Title of Class of Securities)

G6391Y110

(CUSIP Number)

Jianping Kong

JIANPING KONG LTD

c/o China Yuangu Hangang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(86) 0571-8665 6957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Jianping Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,981 Class A Ordinary Shares(1) 16,998,911 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.6%(3) (representing 55.6%(1)(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 6,704,981 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Jianping Kong.

(2)	Representing 16,998,911 Class B Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Jianping Kong. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 70,516,380 outstanding Ordinary Shares as a single class, being the sum of 41,927,302 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of February 1, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 2 of 6 Pages

CUSIP No. G6391Y110

1.	Names of Reporting Persons. JIANPING KONG LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,704,981 Class A Ordinary Shares 16,998,911 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,704,981 Class A Ordinary Shares 16,998,911 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,704,981 Class A Ordinary Shares 16,998,911 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.6%(2) (representing 55.6%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 70,516,380 outstanding Ordinary Shares as a single class, being the sum of 41,927,302 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of February 1, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 3 of 6 Pages

CUSIP No. G6391Y110

Introduction

This amendment to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2023 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by each of Mr. Jianping Kong and JIANPING KONG LTD and relates to Class A ordinary shares, par value $0.0002 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0002 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of Nano Labs Ltd, a Cayman Islands exempted company (the “Issuer”).

This Amendment No.1 is being filed to report the completion of (1) the share consolidation by consolidating two Shares with a par value of US$0.0001 each in the Issuer’s issued and unissued share capital into one Share with a par value of US$0.0002, which was effective from 5 P.M. on January 31, 2024, Eastern time (the “Share Consolidation”); and (2) the termination of the Company’s American deposit receipt (the “ADR”) facility on February 1, 2024.

Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value US$0.0002 each.

Class A Ordinary Shares of the Issuer are listed on the Nasdaq Global Market under the symbol “NA.”

The principal executive offices of the Issuer are located at China Yuangu Hangang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China (the “PRC”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On December 19, 2023, Citibank N.A., the depositary (the “Depositary”) of the Issuer’s ADR facility, distributed to all holders and beneficial owners of the Issuer’s ADRs a notification regarding the termination of ADR facility for the Issuer’s American depositary shares (the “ADSs”) with an effective date on February 1, 2024.

On January 25, 2024, the Issuer held its extraordinary general meeting (the “EGM”) to seek shareholders’ approval for the Share Consolidation, and the Share Consolidation was approved as a result, with an effective time from 5 P.M. on January 31, 2024, Eastern time. On February 1, 2024, the ADR facility was terminated by the Issuer’s Depositary.

Page 4 of 6 Pages

CUSIP No. G6391Y110

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of this Schedule 13 D are hereby amended by incorporating by reference the responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement dated September 22, 2023 by and among the Reporting Persons

99.2*	Promissory Note Termination Agreement dated September 5, 2023 by and among the Issuer and SMALL ART LTD., SPACE EXPLORATION JP LTD. and STAR SPECTRUM FUND PTE. LTD

99.3*	Subscription Agreement dated September 5, 2023 by and among the Issuer and JIANPING KONG LTD and Star Spectrum Capital Ltd

*	Previously filed.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

Jianping Kong

By:	/s/ Jianping Kong
Name:	Jianping Kong

JIANPING KONG LTD

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Director

Page 6 of 6 Pages